Exhibit 4.2
KKR PRIVATE EQUITY CONGLOMERATE LLC
KKR Share Repurchase Arrangement
Effective as of July 27, 2023
Definitions
Board – shall mean the Company’s board of directors.
Company – shall mean KKR Private Equity Conglomerate LLC, a Delaware limited liability company.
Eligible Shares – shall mean Class E Shares of the Company.
Excess Operating Cash Flow – shall mean, for any given month, the Company’s net cash provided by operating activities, if any, less any amounts of such cash used, or designated for use, to pay distributions to Shareholders.
Existing Share Repurchase Plan – shall mean the Class S, Class D, Class U, Class I, Class R-S, Class R-D, Class R-U, Class R-I and Class F Share Repurchase Plan, effective as of July 27, 2023, as amended or supplemented.
KKR Investor – shall refer collectively to Kohlberg Kravis Roberts & Co. L.P. and its subsidiaries and affiliated entities.
Monthly Repurchase Amount – shall mean, for any given month, the number of Eligible Shares having an aggregate NAV equal to (i) the net proceeds from new subscriptions for Shares in the Offering that month (which subscriptions will be accepted as of the first calendar day of the following month) less, (ii) the aggregate repurchase amount (excluding any amount of the aggregate repurchase price paid using Excess Operating Cash Flow) of Shares repurchased by the Company that month pursuant to the Existing Share Repurchase Plan.
NAV – shall mean the net asset value of the Company or a class of its Shares, as the context requires, determined in accordance with the Company’s valuation policies and procedures.
Offering – shall mean the continuous private offering of the Shares pursuant to Regulation D and Regulation S under the Securities Act of 1933.
Shares – shall mean shares of the Company that represent an investor’s limited liability company interest in the Company.
Shareholders – shall mean the holders of the Shares.
Transaction Price – shall mean the repurchase price per Share for Eligible Shares, which shall be equal to the NAV per Share of Eligible Shares, as determined monthly.
Share Repurchase Arrangement
In recognition of the KKR Investor supporting the Company’s initial and potential future acquisitions of portfolio companies, the Company has adopted this Share Repurchase Arrangement.
Timing and Amount of Repurchase Offers

After July 27, 2023, subject to the limitations below, as of the last calendar day of each month the Company will offer to repurchase from the KKR Investor Eligible Shares having an aggregate NAV equal to (1) the Monthly Repurchase Amount for that month plus (2) any Monthly Repurchase Amounts from prior months that have not yet been repurchased. The KKR Investor will notify the Company if and to what extent it elects to have the Company repurchase the Eligible Shares offered for repurchase in a manner agreed upon by the Company and the KKR Investor. The Company will make these repurchase offers until all Eligible Shares have been repurchased from the KKR Investor. For the avoidance of doubt, Eligible Shares are not subject to the 5% quarterly repurchase limitation of the Existing Share Repurchase Plan.
Price of Repurchase Offers
The repurchase price per Share for each repurchase from the KKR Investor will be the Transaction Price for Eligible Shares in effect at the time of repurchase. For the avoidance of doubt, the KKR Investor shall have no obligation to sell its Shares pursuant to a repurchase offer during any calendar month.
Limitations
Notwithstanding the foregoing, no repurchase offer will be made to the KKR Investor during any month in which (1) the 5% quarterly repurchase limitation of the Existing Share Repurchase Plan has been decreased or (2) the full amount of all Shares (excluding, for the avoidance of doubt, the Eligible Shares) requested to be repurchased under the Existing Share Repurchase Plan is not repurchased. Additionally, should repurchase requests, in the Company’s judgment, place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company as a whole, the Company may elect not to offer to repurchase shares from the KKR Investor, or may offer to repurchase less than the Monthly Repurchase Amount. Further, the Board may modify, suspend or terminate this share repurchase arrangement if it deems such action to be in the best interests of the Company and its Shareholders. Material modifications to and suspensions of this share repurchase arrangement will be promptly disclosed to Shareholders in a supplement to the Company’s private placement memorandum or in a special or periodic report filed by the Company. In addition, the Company may in its sole discretion determine to suspend repurchases under this share repurchase arrangement if it is prohibited from repurchasing Shares by a legal, contractual or regulatory restriction applicable to it or its affiliates.
The KKR Investor will not request that Eligible Shares be repurchased under the Existing Share Repurchase Plan.